Exhibit 99.1

NEWS RELEASE

DATE: March 19, 2002

FOR IMMEDIATE RELEASE:

HANA SOUTH-1 WELL UPDATE

Centurion Energy International Inc. (TSE:CUX) reports that the Hana South-1 well has been completed in the Shagar zone of the Kareem formation after reaching its targeted depth of 5,500 feet. The well flowed at a rate of 1,800 bopd (using a jet pump) but an apparent problem with the cement seal behind the casing allowed water to rapidly overcome the oil flow. A cement squeeze operation will be conducted to rectify the problem. Upon completion of the cement squeeze, the well will be re-perforated and re-tested. Until that time, conclusive results for the well cannot be determined. A service rig will be used for these operations and depending on rig availability, the remedial cementing operation is expected to take approximately two weeks. Centurion has a 30% working interest in the well and in the adjacent Hana field.

Logs indicate 17 feet of net oil pay (average porosity 30%) in the Shagar sands. A Repeat Formation test (RFT) confirmed an oil gradient. The Shagar sands are a new productive section in the Kareem formation and show high porosity in clean high quality sands with virgin reservoir pressure. This producing interval in the Kareem formation is a separate reservoir from the one currently producing in the Hana field to the north where production comes from the deeper Markha reservoir of the Kareem formation.

The Rudeis target in this well was encountered but was found to be water bearing.

HANA FIELD

Average current daily production for the Hana field is 1,700 bopd from six wells with two wells shut in for pump repairs.

DEEP NUBIA TEST

Rigging up for the Farag-1 Well, a test to the Nubia formation is nearly complete and we expect to spud within a few days. The Farag structure is located in the West Gharib concession 16 kilometers northwest of the Hana field and is the first test of the Nubia reservoir on the concession. The well will be drilled to an approximate depth of 10,500 feet. Upon completion, the rig will be moved to another Hana South location.

Certain statements in this News Release constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO, or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com